SCHEDULE 13D/A

CUSIP No. 629579 20 02	Page 1 of 6

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 11)1

NACCO Industries, Inc.

(Name of Issuer)

Class B Common Stock, par value $1.00 per share

(Title of Class of Securities)

629579 20 02

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive

Cleveland, Ohio 44124-4017

(216) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 629579 20 02	Page 2 of 6

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin, Jr.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 44,662
	8	Shared voting power 767,099
	9	Sole dispositive power 44,662
	10	Shared dispositive power 767,099
11	Aggregate amount beneficially owned by each reporting person 811,761
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 51.6%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 20 02	Page 3 of 6

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Helen Rankin Butler
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 9,195
	8	Shared voting power 0
	9	Sole dispositive power 9,195
	10	Shared dispositive power 767,099
11	Aggregate amount beneficially owned by each reporting person 776,294
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 49.3%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 20 02	Page 4 of 6

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clara T. Rankin Williams
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 9,195
	8	Shared voting power 0
	9	Sole dispositive power 9,195
	10	Shared dispositive power 767,099
11	Aggregate amount beneficially owned by each reporting person 776,294
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 49.3%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 20 02	Page 5 of 6

This Amendment No. 11 to Amended and Restated Schedule 13D (this “Amendment No. 11”) is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class B Common Stock (the “Class B Common”) of NACCO Industries, Inc. (the “Company”) held by Rankin Associates I, L.P., a Delaware limited partnership (the “Partnership”), that appeared in the Amended and Restated Schedule 13D filed by the Reporting Persons on March 27, 2002 (the “Initial Filing”), as amended on October 24, 2002 (the “Amendment No. 1”), as further amended on February 17, 2004 (the “Amendment No. 2”), as further amended on February 15, 2005 (the “Amendment No. 3”), as further amended on February 14, 2006 (the “Amendment No. 4”), as further amended on February 13, 2008 (the “Amendment No. 5”), as further amended on February 16, 2010 (the “Amendment No. 6”), as further amended on February 14, 2011 (the “Amendment No. 7”), as further amended on February 14, 2012 (the “Amendment No. 8”), as further amended on February 14, 2013 (the “Amendment No. 9”) and as further amended on February 14, 2014 (the “Amendment No. 10”) (collectively, the “Filings”). This Amendment No. 11 reflects the beneficial ownership of shares of Class B Common by the Reporting Persons. Capitalized items used herein but not defined herein have the meanings assigned to them in the Initial Filing.

Item 5.	Interest in Securities of the Issuer

The sixth paragraph under the heading “Item 5. Interest in Securities of the Issuer,” which appears in the Filings reporting the beneficial ownership of Class B Common by Alfred M. Rankin Jr., is hereby deleted and replaced in its entirety by the following:

Alfred M. Rankin, Jr. Mr. Rankin (a) as trustee and beneficiary of certain trusts, shares the power to vote the 472,371 shares of Class B Common held by the Partnership with the other General Partners, (b) as trustee and beneficiary of certain trusts, shares the power to dispose of the 472,371 shares of Class B Common held by the Partnership with the other General Partners and other Limited Partners, (c) as trustee and beneficiary of certain trusts, shares the power to vote the 294,728 shares of Class B Common held by Rankin IV with the other general partners of Rankin IV, (d) as trustee and beneficiary of certain trusts, shares the power to dispose of the 294,728 shares of Class B Common held by Rankin IV with the other general partners and other limited partners of Rankin IV, and (e) as trustee and beneficiary of certain trusts, has the sole power to vote and to dispose of 44,662 shares of Class B Common. Together, the 811,761 shares of Class B Common beneficially owned by Alfred M. Rankin, Jr., constitute approximately 51.6% of the Class B Common outstanding on December 31, 2014.

The twelfth paragraph under the heading “Item 5. Interest in Securities of the Issuer,” which appears in the Filings reporting the beneficial ownership of Class B Common by Helen R. Butler, is hereby deleted and replaced in its entirety by the following:

Helen R. Butler. Ms. Butler has sole power to vote and dispose of 9,195 shares of Class B Common held in a trust for her benefit and shares the power to dispose of (a) 472,371 shares of Class B Common held by the Partnership with the other General Partners and other Limited Partners and (b) 294,728 shares of Class B Common held by Rankin IV with the other general partners and other limited partners of Rankin IV. Together, the 776,294 shares of Class B Common beneficially owned by Helen R. Butler constitute approximately 49.3% of the Class B Common outstanding on December 31, 2014

The thirteenth paragraph under the heading “Item 5. Interest in Securities of the Issuer,” which appears in the Filings reporting the beneficial ownership of Class B Common by Clara T. Rankin Williams, is hereby deleted and replaced in its entirety by the following:

Clara T. Rankin Williams. Ms. Williams has sole power to vote and dispose of 9,195 shares of Class B Common held in a trust for her benefit and shares the power to dispose of (a) 472,371 shares of Class B Common held by the Partnership with the other General Partners and other Limited Partners and (b) 294,728 shares of Class B Common held by Rankin IV with the other general partners and other limited partners of Rankin IV. Together, the 776,294 shares of Class B Common beneficially owned by Clara T. Rankin Williams constitute approximately 49.3% of the Class B Common outstanding on December 31, 2014.

[Signatures begin on the next page.]

SCHEDULE 13D/A

CUSIP No. 629579 20 02	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2015

Name: Rankin Associates I, L.P.

under the Agreement dated as of September 28, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Alfred M. Rankin, Jr., creating a trust for the benefit of Alfred M. Rankin, Jr. (successor in interest to the Trust created by the Agreement, dated August 30, 1967, as supplemented, amended and restated, between National City Bank, as trustee, and Alfred M. Rankin, Jr., creating a trust for the benefit of Alfred M. Rankin, Jr.), as one of its General Partners

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., as Trustee

REPORTING INDIVIDUALS

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., on behalf of himself, and as:

Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Clara L. T. Rankin*
Attorney-in-Fact for Bruce T. Rankin*
Attorney-in-Fact for Helen R. Butler*
Attorney-in-Fact for Clara T. Rankin Williams* Attorney-in-Fact for Alison A. Rankin*
Attorney-in-Fact for Chloe O. Rankin*
Attorney-in-Fact for Corbin K. Rankin*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 6 of the Initial Filing.